UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

One Stop Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68247W109

(CUSIP Number)

James M. Reardon

2235 Enterprise Street #110

Escondido, California 92029

(877) 438-2724

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68247W109	13D

1.	NAMES OF REPORTING PERSONS James M. Reardon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,330,496
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,330,496
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,496
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001per share (the “Common Stock”) of One Stop Systems, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2235 Enterprise Street, Suite 100, Escondido, California 92029.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by James M. Reardon (the “Reporting Person”).
(b)	The Reporting Person’s address is: 2235 Enterprise Street, Suite 100, Escondido, CA 92029.
(c)	The Reporting Person is an executive officer of Issuer.
(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person is the President, CDI Division of the Issuer.

Prior to the Issuer’s initial public offering (“IPO”), the Reporting Person held 25,000 shares of Common Stock, 16,770 shares of the Issuer’s Series B Convertible Preferred Stock, and 22,362 shares of the Issuer’s Series C Convertible Preferred Stock (the “Preferred Stock”). The Preferred Stock was automatically converted into shares of Common Stock of the Issuer in connection with the consummation of the Issuer’s IPO on February 1, 2018. As a result, as of February 1, 2018, the Reporting Person held 64,132 shares of Common Stock of the Issuer.

On August 22, 2018, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Concept Development, Inc., a California corporation (“CDI”) and the Reporting Person (as CDI’s sole shareholder) pursuant to which the Issuer acquired CDI (the “Merger”).

On August 31, 2018, the Merger closed and the Reporting Person was issued 1,266,364 shares of Common Stock of the Issuer and was appointed as President, CDI Division, a new principal business unit of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person is considered a control person of the Issuer by virtue of his status as an executive officer of the Issuer. The securities of the Issuer were acquired by the Reporting Person for investment and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect. See Item 3 of this Statement, which is hereby incorporated by reference in this Item 4.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)The aggregate number of shares of Common Stock to which this Schedule 13D relates is 1,330,496 shares. The Common Stock held by the Reporting Person represents approximately 9.5% of the Common Stock outstanding of Issuer as of August 31, 2018.

(b) The Reporting Person has sole voting and dispositive power over the shares of common stock of which the Reporting Person owns.

(c)See Item 3, above.

(d)Not Applicable.

(e)Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Agreement and Plan of Merger and Reorganization, dated August 22, 2018.*

*Filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K with the Securities and Exchange Commission on September 6, 2018 and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2018

Date

By:	/s/ James M. Reardon
James M. Reardon